

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 5, 2009

By facsimile to (212) 930-9725 and U.S. Mail

Mr. Paul Morrison
Chief Executive Officer
OmniReliant Holdings, Inc.
14375 Myerlake Circle
Clearwater, FL 33760

Mr. Oscar Rodriguez
President
Abazias, Inc.
5214 SW 91st Terrace, Suite A
Gainesville, FL 32608

Re: OmniReliant Holdings, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form S-4
        Filed July 29, 2009
        File No. 333-157256

Dear Messrs. Morrison and Rodriguez:

    We reviewed the filing and have the comments below. Please key your responses to the comments in the cover letter that you provide in response to the comments. As noted previously, it is insufficient to state simply that you have revised the registration statement. Rather, you should specify where you have made revisions in the registration statement.

General

1.   Please update the financial statements and corresponding financial information, including the pro forma financial information, to comply with Rule 8-08 of Regulation S-X, as necessary.

2.   Refer to prior comment 3. It remains unclear how the calculations on the cover page and elsewhere in the document of the conversion price for the Series E preferred were calculated. Expand your disclosure in the summary and in the description of the Series E preferred to clearly explain how the conversion price will be adjusted. For example, will

you divide the value of 13 million shares at $1.20 ($15,600,000) by the market value to determine the total number of shares into which the 13 million shares will be convertible? Please also explain how you will arrive a the per-share conversion rate. Correct your sample calculations of the conversion amounts as necessary throughout your document.

3.   Ensure that your various disclosures of the impact of different market price scenarios on the preferred conversion rate are consistent throughout your prospectus. The tabular disclosures on pages 26 and 28 showing 20,634,621 shares of Series E preferred stock at the assumed market price of $0.75 is inconsistent with the tabular disclosures on pages 30 and 42 showing 20,634,921 shares of Series E preferred stock at the assumed market price of $0.75. Similarly, the tabular disclosure on page 30 showing 15,476,160 shares of Series E preferred stock at the assumed market price of $1.01 is inconsistent with the tabular disclosures on pages 26 and 28 showing 15,476,190 shares of Series E preferred stock at the assumed market price of $1.01. Please reconcile the disclosures.

Prospectus Summary, page 8

4.   We note that you refer to the Agreement and Plan of Merger as being included as Appendix A to the prospectus. If you intend to include the merger agreement as an appendix to the prospectus, please include a reference to the appendix in the table of contents and actually append the merger agreement, labeled as Appendix A, to the prospectus.

Comparative Per Common Share Data, page 9

5.   We note your response to prior comment 12. It does not appear that your disclosures were revised in note 4 to further clarify that for purposes of computing the income (loss) per equivalent common share amounts you assumed that the Series E preferred stock being given to Abazias shareholders was converted into common stock.

Pro Forma Financial Information, page 19

6.   Please give effect to the securities purchase agreement you entered into with Vicis Capital Master Fund on July 20, 2009 in your pro forma financial statements. Please include the adjustments related to the securities purchase agreement in a separate column. You should first present your acquisition-related adjustments in one column which should be followed with a subtotal column which only presents the pro forma impact of the acquisition. After this, you should present a separate column which includes the adjustments related to the securities purchase agreement. This should be followed by a total column which presents the pro forma impact of the acquisition and the securities

purchase agreement. If you are unable to give pro forma effect to the agreement at this time, please disclose the terms of the agreement in your pro forma financial information and disclose why you are unable to give effect to it.

Identification of the Acquiring Entity, page 25

7.   In the sensitivity table you show different amounts of Series E Preferred Stock outstanding, depending upon the closing market price, which contrasts with your disclosure throughout the prospectus that you will issue only 13 million shares (plus up to 1,000 additional shares to cover rounding). We understand that the closing market price of the OmniReliant common stock impacts the number of shares of common stock into which the Series E Preferred is convertible. Please revise your disclosure on page 26 to clarify.

Responze TV Loan Agreement, page 55

8.   Refer to prior comment 13. We note that the defendant's motion to dismiss the case was returnable on July 31, 2009. As appropriate, continue to update the disclosure concerning the status of the lawsuit pending in the Supreme Court State of New York, County of New York.

Abazias Purchase Transaction, page 44; Liquidity and Capital Resources, page 76; Agreement and Plan of Merger, page 101

9.   We note the disclosure in the captioned sections, the Merger Agreement, and in the notes to the pro forma financial statements regarding OmniReliant's commitment to provide Abazias with $500,000 of additional funding after closing, and that additional shares will be issued by OmniReliant if such funding is not provided when requested. Please disclose the extent to which you have already satisfied this requirement, notwithstanding that the transaction has not yet closed, and clarify, if true, that you will not be required to issue additional shares to Abazias' stockholders under this provision after the closing.

Exhibit 8.1

10.   Refer to prior comment 25. We note that you have refiled an unexecuted form of tax opinion. As noted previously, an executed tax opinion must be filed before the registration statement's effectiveness. Please revise.

11.   Refer to prior comment 26. We note that you have retained the statements "The opinions stated above represent our conclusions…as of the date of this letter" and "The opinions

set forth herein are as of the date hereof, and we undertake no obligations to update these opinions…" As noted previously, since the tax opinion must speak as of the date of the registration statement's effectiveness, please delete the statements. Alternatively, file an updated tax opinion immediately before the registration statement's effectiveness.

12.   Please ensure that the tax opinion specifically addresses the tax consequences of the transaction to Abazias's shareholders, as outlined on page 90 under "U.S. Federal Income Tax Consequences of the Merger to U.S. Holders".

Closing

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when OmniReliant requests acceleration of the effective date of the pending registration statement, provide a written statement from each of OmniReliant and Abazias acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve OmniReliant and Abazias from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- OmniReliant and Abazias may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Darrin M. Ocasio, Esq.
     Sichenzia Ross Friedman Ference LLP
     61 Broadway, 32nd Floor
     New York, NY 10006